Report on Special Meeting of Shareholders

The Special Meeting of Shareholders of Virtus Global Multi-
Sector Income Fund was held on September 16, 2016. The meeting was held for purposes of electing one (1) nominee to the Board of Directors.


   The results were as follows:

Election of Trustee
                     Votes For    Votes Withheld
Brian T. Zino       10,000,887     169, 065

      Based on the foregoing, Brian T. Zino was elected as Trustee. The Fund's other Trustees who continue in office are George R, Aylward, Philip R. McLoughlin, William R. Moyer, James
M. Oates, James B. Rodgers, Jr. and R. Keith Walton.